

03056480

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

RECD S.E.C.
APR 2 3 2003
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Banc of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001207409
Registrant CIK Number

8-K FOR 4-22-03
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-101500
SEC file number, if available

Name of Person Filing the Document (If other than the Registrant)

PROCESSED
APR 23 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia.

Banc of America Mortgage Securities, Inc.
(Registrant)

By: [signature]
Name: Judy Lowman
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2003, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

Deal Summary Report

boams0303comp

		Assumptions			Collateral					
Settlement	30-Apr-2003	Prepay	300	PSA		Balance	WAC	WAM	WAL	Dur
1st Pay Date	25-May-2003	Default	0	CDR						
		Recovery	0	months	Grp 1	$750,000,000.00	6.07311911	358	5.649	
		Severity		0%	Grp 2	$250,000,000.00	5.58632574	178	4.494	

Tranche Name	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench	Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
PO1	252,213.50	0.00000000	05/03 - 02/33	5.623		0.000	0	Interp			0.00	0.000	01-Apr-03	XRS_PO
WAC_IO1	727,921,988.65	0.33276438	05/03 - 02/33	5.650		0.000	0	Interp			195.13	0.000	01-Apr-03	NTL_IO
1A2	100,000,000.00	4.00000000	05/03 - 02/08	2.750		0.000	0	Interp			322.22	0.000	01-Apr-03	FIX
1A51	27,272,727.00	5.50000000	05/03 - 02/08	2.750		0.000	0	Interp			120.83	0.000	01-Apr-03	IO
1A1	123,294,000.00	4.25000000	05/03 - 02/08	2.750		0.000	0	Interp			422.11	0.000	01-Apr-03	FIX
1A50	28,021,363.00	5.50000000	05/03 - 02/08	2.750		0.000	0	Interp			124.15	0.000	01-Apr-03	IO
1A4	22,089,000.00	5.00000000	02/08 - 08/08	5.083		0.000	0	Interp			88.97	0.000	01-Apr-03	FIX
1A52	2,008,090.00	5.50000000	05/03 - 08/08	5.083		0.000	0	Interp			8.90	0.000	01-Apr-03	IO
1A20	53,875,000.00	5.00000000	08/08 - 10/09	5.900		0.000	0	Interp			217.00	0.000	01-Apr-03	FIX
1A64	4,897,727.00	5.50000000	05/03 - 10/09	5.900		0.000	0	Interp			21.70	0.000	01-Apr-03	IO
1A25	71,181,000.00	5.50000000	10/09 - 01/12	7.500		0.000	0	Interp			315.37	0.000	01-Apr-03	FIX
1A28	67,411,000.00	5.50000000	01/12 - 08/21	11.520		0.000	0	Interp			298.67	0.000	01-Apr-03	FIX
1A29	3,575,000.00	5.50000000	08/21 - 02/33	21.029		0.000	0	Interp			15.84	0.000	01-Apr-03	FIX
1A31	27,248,000.00	5.50000000	05/03 - 07/10	3.500		0.000	0	Interp			120.72	0.000	01-Apr-03	FIX
1A32	20,000,000.00	5.50000000	07/10 - 05/14	9.163		0.000	0	Interp			88.61	0.000	01-Apr-03	FIX
1A34	480,000.00	5.50000000	05/14 - 06/14	11.135		0.000	0	Interp			2.13	0.000	01-Apr-03	FIX
1A30	23,057,020.00	5.50000000	05/03 - 06/14	5.950		0.000	0	Interp			102.16	0.000	01-Apr-03	FIX
1A33	159,069,362.00	2.77063000	05/03 - 02/33	5.402		0.000	0	Interp			61.21	0.000	25-Apr-03	FLT
1A43	57,843,404.50	13.00576748	05/03 - 02/33	5.402		0.000	0	Interp			104.49	0.000	25-Apr-03	INV
1SUB	20,625,000.00	5.50000000	05/03 - 02/33	10.315		0.000	0	Interp			91.38	0.000	01-Apr-03	FIX
PO2	33,253.20	0.00000000	05/03 - 02/18	4.473		0.000	0	Interp			0.00	0.000	01-Apr-03	XRS_PO
WAC_IO2	245,436,047.05	0.34122005	05/03 - 02/18	4.495		0.000	0	Interp			67.46	0.000	01-Apr-03	NTL_IO
2A1	30,855,219.00	5.00000000	05/03 - 02/18	4.459		0.000	0	Interp			124.28	0.000	01-Apr-03	FIX
2A2	19,284,511.00	1.82063000	05/03 - 02/18	4.459		0.000	0	Interp			4.88	0.000	25-Apr-03	FLT
2A3	11,570,707.00	10.29894981	05/03 - 02/18	4.459		0.000	0	Interp			16.55	0.000	25-Apr-03	INV
2A4	56,494,000.00	5.00000000	05/03 - 11/12	3.804		0.000	0	Interp			227.55	0.000	01-Apr-03	FIX

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

2A5	5,216,436.00	5.00000000	11/12 - 02/18	11.552	0.000	0	Interp	21.01	0.000	01-Apr-03	FIX
2A6	77,138,046.00	1.87063000	05/03 - 02/18	4.459	0.000	0	Interp	20.04	0.000	25-Apr-03	FLT
2A7	46,282,827.80	10.21561663	05/03 - 02/18	4.459	0.000	0	Interp	65.67	0.000	25-Apr-03	INV
2SUB	3,125,000.00	5.00000000	05/03 - 02/18	7.299	0.000	0	Interp	12.59	0.000	01-Apr-03	FIX

Yield Curve

Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in the material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and the material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp – 1A1

Banc of America

Balance	$123,294,000.00	Delay	24	WAC(1)	6.073119113
Coupon	4.25000000	Dated	04/01/2003	NET(1)	5.82111911
Settle	04/30/2003	First Payment	05/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-18	3.641	3.564	3.564	3.564	3.564	3.564	3.545	3.412	3.289
101-22	3.598	3.516	3.516	3.516	3.516	3.516	3.495	3.353	3.223
101-26	3.555	3.468	3.468	3.468	3.468	3.468	3.445	3.295	3.156
101-30	3.512	3.419	3.419	3.419	3.419	3.419	3.396	3.237	3.090
102-02	3.469	3.371	3.371	3.371	3.371	3.371	3.346	3.179	3.023
102-06	3.426	3.323	3.323	3.323	3.323	3.323	3.297	3.120	2.957
102-10	**3.384**	**3.275**	**3.275**	**3.275**	**3.275**	**3.275**	**3.248**	**3.062**	**2.891**
102-14	3.341	3.228	3.228	3.228	3.228	3.228	3.199	3.004	2.825
102-18	3.298	3.180	3.180	3.180	3.180	3.180	3.150	2.947	2.759
102-22	3.256	3.132	3.132	3.132	3.132	3.132	3.101	2.889	2.693
102-26	3.213	3.085	3.085	3.085	3.085	3.085	3.052	2.831	2.627
102-30	3.171	3.037	3.037	3.037	3.037	3.037	3.003	2.774	2.562
103-02	3.128	2.990	2.990	2.990	2.990	2.990	2.954	2.716	2.496
WAL	**3.109**	**2.750**	**2.750**	**2.750**	**2.750**	**2.750**	**2.669**	**2.236**	**1.946**
Mod Durn	**2.848**	**2.544**	**2.544**	**2.544**	**2.544**	**2.544**	**2.476**	**2.100**	**1.842**
Mod Convexity	**0.116**	**0.093**	**0.093**	**0.093**	**0.093**	**0.093**	**0.087**	**0.061**	**0.047**
Principal Window	**May03 - Nov08**	**May03 - Feb08**	**May03 - Feb08**	**May03 - Feb08**	**May03 - Feb08**	**May03 - Feb08**	**May03 - Aug07**	**May03 - Jun06**	**May03 - Nov05**
LIBOR_1MO	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in the material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and the material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp – 2A6

Banc of America

Balance	$77,138,046.00	Delay	0	Index	LIBOR_1MO | 1.32063	WAC(2)	5.586325737
Coupon	1.87063000	Dated	04/25/2003	Mult / Margin	1.0 / 0.55	NET(2)	5.33432574
Settle	04/30/2003	First Payment	05/25/2003	Cap / Floor	8. / 0.55	WAM(2)	178

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-10	1.992	2.004	2.017	2.031	2.044	2.071	2.099	2.165	2.228
99-14	1.971	1.981	1.992	2.003	2.014	2.036	2.058	2.113	2.164
99-18	1.950	1.958	1.967	1.975	1.983	2.001	2.018	2.061	2.100
99-22	1.930	1.935	1.941	1.947	1.953	1.966	1.978	2.008	2.037
99-26	1.909	1.912	1.916	1.919	1.923	1.930	1.938	1.956	1.973
99-30	1.888	1.889	1.891	1.892	1.893	1.895	1.898	1.904	1.910
100-02	**1.868**	**1.866**	**1.865**	**1.864**	**1.863**	**1.860**	**1.858**	**1.852**	**1.846**
100-06	1.847	1.844	1.840	1.837	1.833	1.826	1.818	1.800	1.783
100-10	1.826	1.821	1.815	1.809	1.803	1.791	1.778	1.748	1.720
100-14	1.806	1.798	1.790	1.782	1.773	1.756	1.739	1.697	1.657
100-18	1.785	1.775	1.765	1.754	1.743	1.721	1.699	1.645	1.594
100-22	1.765	1.753	1.740	1.727	1.714	1.687	1.660	1.594	1.532
100-26	1.745	1.730	1.715	1.700	1.684	1.652	1.620	1.542	1.469
WAL	**6.641**	**5.949**	**5.368**	**4.876**	**4.459**	**3.796**	**3.302**	**2.505**	**2.042**
Mod Durn	**6.059**	**5.462**	**4.957**	**4.528**	**4.161**	**3.574**	**3.131**	**2.405**	**1.975**
Mod Convexity	**0.552**	**0.463**	**0.390**	**0.331**	**0.283**	**0.211**	**0.162**	**0.093**	**0.061**
Principal Window	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Dec09**
LIBOR_1MO	**1.32063**	**1.32063**	**1.32063**	**1.32063**	**1.32063**	**1.32063**	**1.32063**	**1.32063**	**1.32063**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp - 1A43

Banc of America

Balance	$57,843,404.50	Delay	0	Index	LIBOR_1MO | 1.27	WAC(1)	6.073119113
Coupon	13.00576748	Dated	04/25/2003	Mult / Margin	-2.74999999 / 16.637	NET(1)	5.82111911
Settle	04/30/2003	First Payment	05/25/2003	Cap / Floor	16.63749997 / 0.	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
93-12	14.564	14.633	14.944	15.359	15.934	17.457	18.309	19.904	21.227
93-16	14.543	14.610	14.915	15.322	15.884	17.379	18.214	19.776	21.072
93-20	14.522	14.588	14.886	15.284	15.835	17.300	18.118	19.648	20.918
93-24	14.501	14.566	14.857	15.247	15.786	17.222	18.023	19.521	20.764
93-28	14.480	14.543	14.829	15.210	15.738	17.144	17.928	19.394	20.611
94-00	14.459	14.521	14.800	15.173	15.689	17.066	17.833	19.268	20.458
94-04	**14.438**	**14.499**	**14.772**	**15.136**	**15.641**	**16.988**	**17.739**	**19.142**	**20.305**
94-08	14.417	14.477	14.743	15.099	15.592	16.911	17.644	19.016	20.152
94-12	14.396	14.454	14.715	15.062	15.544	16.833	17.550	18.890	20.000
94-16	14.375	14.432	14.686	15.026	15.496	16.756	17.456	18.764	19.849
94-20	14.355	14.410	14.658	14.989	15.448	16.679	17.362	18.639	19.697
94-24	14.334	14.388	14.630	14.953	15.400	16.602	17.269	18.514	19.546
94-28	14.313	14.366	14.602	14.916	15.352	16.525	17.175	18.390	19.396
WAL	**21.149**	**17.120**	**11.950**	**8.201**	**5.402**	**2.214**	**1.757**	**1.277**	**1.043**
Mod Durn	**6.347**	**5.968**	**4.651**	**3.592**	**2.737**	**1.705**	**1.402**	**1.051**	**0.869**
Mod Convexity	**0.736**	**0.624**	**0.420**	**0.270**	**0.159**	**0.046**	**0.031**	**0.018**	**0.013**
Principal Window	**Oct17 - Feb33**	**Jul10 - Feb33**	**May03 - Feb33**	**May03 - Feb33**	**May03 - Feb33**	**May03 - May07**	**May03 - Mar06**	**May03 - May05**	**May03 - Dec04**
LIBOR_1MO	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp – 1A4

Banc of America

Balance	$22,089,000.00	Delay	24	WAC(1)	6.073119113
Coupon	5.00000000	Dated	04/01/2003	NET(1)	5.82111911
Settle	04/30/2003	First Payment	05/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-09	4.731	4.688	4.688	4.688	4.688	4.688	4.639	4.500	4.384
101-13	4.707	4.660	4.660	4.660	4.660	4.660	4.608	4.458	4.333
101-17	4.682	4.632	4.632	4.632	4.632	4.632	4.576	4.416	4.282
101-21	4.658	4.604	4.604	4.604	4.604	4.604	4.545	4.374	4.231
101-25	4.633	4.576	4.576	4.576	4.576	4.576	4.513	4.331	4.180
101-29	4.609	4.549	4.549	4.549	4.549	4.549	4.482	4.289	4.129
102-01	**4.584**	**4.521**	**4.521**	**4.521**	**4.521**	**4.521**	**4.450**	**4.247**	**4.078**
102-05	4.560	4.493	4.493	4.493	4.493	4.493	4.419	4.205	4.027
102-09	4.536	4.466	4.466	4.466	4.466	4.466	4.388	4.164	3.977
102-13	4.511	4.438	4.438	4.438	4.438	4.438	4.356	4.122	3.926
102-17	4.487	4.410	4.410	4.410	4.410	4.410	4.325	4.080	3.876
102-21	4.463	4.383	4.383	4.383	4.383	4.383	4.294	4.038	3.825
102-25	4.438	4.355	4.355	4.355	4.355	4.355	4.263	3.997	3.775
WAL	**5.881**	**5.083**	**5.083**	**5.083**	**5.083**	**5.083**	**4.415**	**3.206**	**2.610**
Mod Durn	**5.000**	**4.405**	**4.405**	**4.405**	**4.405**	**4.405**	**3.888**	**2.909**	**2.404**
Mod Convexity	**0.298**	**0.231**	**0.231**	**0.231**	**0.231**	**0.231**	**0.181**	**0.103**	**0.072**
Principal Window	**Nov08 - Jun09**	**Feb08 - Aug08**	**Feb08 - Aug08**	**Feb08 - Aug08**	**Feb08 - Aug08**	**Feb08 - Aug08**	**Aug07 - Nov07**	**Jun06 - Aug06**	**Nov05 - Dec05**
LIBOR_1MO	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "Material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp - 1A33

Banc of America

Balance	$159,069,362.00	Delay	0	Index	LIBOR_1MO | 1.27	WAC(1)	6.073119113
Coupon	2.77063000	Dated	04/25/2003	Mult / Margin	1.0 / 1.45	NET(1)	5.82111911
Settle	04/30/2003	First Payment	05/25/2003	Cap / Floor	7.5 / 1.45	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-08	2.784	2.792	2.815	2.848	2.900	3.094	3.184	3.349	3.484
99-12	2.776	2.783	2.802	2.829	2.872	3.035	3.109	3.246	3.359
99-16	2.768	2.773	2.788	2.810	2.845	2.975	3.035	3.144	3.234
99-20	2.760	2.764	2.775	2.792	2.818	2.915	2.960	3.043	3.110
99-24	2.752	2.755	2.762	2.773	2.790	2.856	2.886	2.941	2.986
99-28	2.744	2.745	2.749	2.754	2.763	2.796	2.812	2.840	2.862
100-00	**2.736**	**2.736**	**2.736**	**2.736**	**2.736**	**2.737**	**2.738**	**2.738**	**2.739**
100-04	2.728	2.726	2.723	2.718	2.709	2.678	2.664	2.637	2.616
100-08	2.720	2.717	2.710	2.699	2.682	2.619	2.590	2.536	2.493
100-12	2.712	2.708	2.697	2.681	2.655	2.560	2.516	2.436	2.370
100-16	2.704	2.698	2.684	2.662	2.629	2.501	2.442	2.335	2.247
100-20	2.696	2.689	2.671	2.644	2.602	2.442	2.369	2.235	2.125
100-24	2.688	2.680	2.658	2.626	2.575	2.384	2.296	2.135	2.003
WAL	**21.149**	**17.120**	**11.950**	**8.201**	**5.402**	**2.214**	**1.757**	**1.277**	**1.043**
Mod Durn	**15.741**	**13.277**	**9.551**	**6.762**	**4.620**	**2.109**	**1.688**	**1.236**	**1.013**
Mod Convexity	**3.118**	**2.261**	**1.427**	**0.864**	**0.472**	**0.064**	**0.042**	**0.024**	**0.017**
Principal Window	**Oct17 - Feb33**	**Jul10 - Feb33**	**May03 - Feb33**	**May03 - Feb33**	**May03 - Feb33**	**May03 - May07**	**May03 - Mar06**	**May03 - May05**	**May03 - Dec04**
LIBOR_1MO	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp – 1A32

Banc of America

Balance	$20,000,000.00	Delay	24	WAC(1)	6.073119113
Coupon	5.50000000	Dated	04/01/2003	NET(1)	5.82111911
Settle	04/30/2003	First Payment	05/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
97-14	5.801	5.881	5.881	5.881	5.881	6.073	6.297	6.619	6.851
97-18	5.787	5.863	5.863	5.863	5.863	6.044	6.255	6.558	6.777
97-22	5.774	5.845	5.845	5.845	5.845	6.015	6.213	6.497	6.702
97-26	5.760	5.826	5.826	5.826	5.826	5.985	6.170	6.437	6.628
97-30	5.746	5.808	5.808	5.808	5.808	5.956	6.128	6.376	6.554
98-02	5.733	5.790	5.790	5.790	5.790	5.927	6.086	6.316	6.481
98-06	**5.719**	**5.772**	**5.772**	**5.772**	**5.772**	**5.898**	**6.044**	**6.255**	**6.407**
98-10	5.705	5.754	5.754	5.754	5.754	5.868	6.002	6.195	6.333
98-14	5.692	5.735	5.735	5.735	5.735	5.839	5.960	6.135	6.260
98-18	5.678	5.717	5.717	5.717	5.717	5.810	5.919	6.074	6.187
98-22	5.665	5.699	5.699	5.699	5.699	5.781	5.877	6.014	6.113
98-26	5.651	5.681	5.681	5.681	5.681	5.752	5.835	5.955	6.040
98-30	5.638	5.663	5.663	5.663	5.663	5.723	5.794	5.895	5.967
WAL	**13.675**	**9.163**	**9.163**	**9.163**	**9.163**	**5.142**	**3.411**	**2.303**	**1.867**
Mod Durn	**9.330**	**6.973**	**6.973**	**6.973**	**6.973**	**4.348**	**3.021**	**2.099**	**1.721**
Mod Convexity	**1.131**	**0.607**	**0.607**	**0.607**	**0.607**	**0.229**	**0.112**	**0.056**	**0.039**
Principal Window	**Mar16 - Sep17**	**Jul10 - May14**	**Jul10 - May14**	**Jul10 - May14**	**Jul10 - May14**	**Oct07 - Aug09**	**Jul06 - Dec06**	**Jul05 - Sep05**	**Feb05 - Mar05**
LIBOR_1MO	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp – 1A30

Banc of America

Balance	$23,057,020.00	Delay	24	WAC(1)	6.073119113
Coupon	5.50000000	Dated	04/01/2003	NET(1)	5.82111911
Settle	04/30/2003	First Payment	05/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
98-18	5.685	5.791	5.791	5.791	5.791	5.878	5.977	6.124	6.236
98-22	5.671	5.764	5.764	5.764	5.764	5.841	5.928	6.058	6.157
98-26	5.656	5.737	5.737	5.737	5.737	5.804	5.880	5.992	6.078
98-30	5.642	5.711	5.711	5.711	5.711	5.767	5.832	5.927	5.999
99-02	5.628	5.684	5.684	5.684	5.684	5.731	5.783	5.861	5.921
99-06	5.614	5.658	5.658	5.658	5.658	5.694	5.735	5.796	5.842
99-10	**5.600**	**5.631**	**5.631**	**5.631**	**5.631**	**5.657**	**5.687**	**5.730**	**5.764**
99-14	5.585	5.605	5.605	5.605	5.605	5.621	5.639	5.665	5.686
99-18	5.571	5.578	5.578	5.578	5.578	5.584	5.591	5.600	5.608
99-22	5.557	5.552	5.552	5.552	5.552	5.548	5.543	5.535	5.530
99-26	5.543	5.526	5.526	5.526	5.526	5.511	5.495	5.470	5.452
99-30	5.529	5.499	5.499	5.499	5.499	5.475	5.447	5.406	5.374
100-02	5.515	5.473	5.473	5.473	5.473	5.438	5.399	5.341	5.296
WAL	**12.640**	**5.950**	**5.950**	**5.950**	**5.950**	**3.962**	**2.906**	**2.092**	**1.725**
Mod Durn	**8.859**	**4.737**	**4.737**	**4.737**	**4.737**	**3.421**	**2.602**	**1.920**	**1.600**
Mod Convexity	**1.011**	**0.342**	**0.342**	**0.342**	**0.342**	**0.158**	**0.088**	**0.049**	**0.035**
Principal Window	**Jan14 - Oct17**	**May03 - Jun14**	**May03 - Jun14**	**May03 - Jun14**	**May03 - Jun14**	**May03 - Feb33**	**May03 - Dec06**	**May03 - Sep05**	**May03 - Mar05**
LIBOR_1MO	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp – 1A28

Banc of America

Balance	$67,411,000.00	Delay	24	WAC(1)	6.073119113
Coupon	5.50000000	Dated	04/01/2003	NET(1)	5.82111911
Settle	04/30/2003	First Payment	05/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
99-16	5.579	5.580	5.580	5.580	5.580	5.580	5.583	5.591	5.600
99-20	5.564	5.564	5.564	5.564	5.564	5.564	5.565	5.565	5.566
99-24	5.550	5.549	5.549	5.549	5.549	5.549	5.547	5.539	5.531
99-28	5.535	5.534	5.534	5.534	5.534	5.534	5.529	5.513	5.497
100-00	5.520	5.519	5.519	5.519	5.519	5.519	5.511	5.487	5.463
100-04	5.505	5.504	5.504	5.504	5.504	5.504	5.493	5.461	5.428
100-08	**5.490**	**5.489**	**5.489**	**5.489**	**5.489**	**5.489**	**5.475**	**5.435**	**5.394**
100-12	5.476	5.474	5.474	5.474	5.474	5.474	5.457	5.409	5.360
100-16	5.461	5.459	5.459	5.459	5.459	5.459	5.439	5.383	5.326
100-20	5.446	5.444	5.444	5.444	5.444	5.444	5.422	5.357	5.292
100-24	5.432	5.429	5.429	5.429	5.429	5.429	5.404	5.331	5.258
100-28	5.417	5.414	5.414	5.414	5.414	5.414	5.386	5.305	5.224
101-00	5.402	5.399	5.399	5.399	5.399	5.399	5.368	5.279	5.190
WAL	**11.787**	**11.520**	**11.520**	**11.520**	**11.520**	**11.520**	**9.129**	**5.717**	**4.170**
Mod Durn	**8.416**	**8.263**	**8.263**	**8.263**	**8.263**	**8.263**	**6.957**	**4.775**	**3.633**
Mod Convexity	**0.916**	**0.886**	**0.886**	**0.886**	**0.886**	**0.886**	**0.614**	**0.279**	**0.161**
Principal Window	**Dec12 - Aug21**	**Jan12 - Aug21**	**Jan12 - Aug21**	**Jan12 - Aug21**	**Jan12 - Aug21**	**Jan12 - Aug21**	**Apr10 - Dec17**	**Jan08 - Apr11**	**Nov06 - May08**
LIBOR_1MO	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp – 1A25

Banc of America

Balance	$71,181,000.00	Delay	24	WAC(1)	6.073119113
Coupon	5.50000000	Dated	04/01/2003	NET(1)	5.82111911
Settle	04/30/2003	First Payment	05/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
101-04	5.342	5.317	5.317	5.317	5.317	5.317	5.270	5.158	5.054
101-08	5.324	5.296	5.296	5.296	5.296	5.296	5.245	5.124	5.012
101-12	5.306	5.276	5.276	5.276	5.276	5.276	5.221	5.091	4.970
101-16	5.287	5.255	5.255	5.255	5.255	5.255	5.197	5.057	4.928
101-20	5.269	5.235	5.235	5.235	5.235	5.235	5.173	5.024	4.886
101-24	5.251	5.214	5.214	5.214	5.214	5.214	5.148	4.990	4.844
101-28	**5.233**	**5.194**	**5.194**	**5.194**	**5.194**	**5.194**	**5.124**	**4.957**	**4.802**
102-00	5.214	5.174	5.174	5.174	5.174	5.174	5.100	4.923	4.760
102-04	5.196	5.154	5.154	5.154	5.154	5.154	5.076	4.890	4.718
102-08	5.178	5.133	5.133	5.133	5.133	5.133	5.052	4.857	4.677
102-12	5.160	5.113	5.113	5.113	5.113	5.113	5.028	4.824	4.635
102-16	5.142	5.093	5.093	5.093	5.093	5.093	5.004	4.791	4.593
102-20	5.124	5.073	5.073	5.073	5.073	5.073	4.980	4.757	4.552
WAL	**8.606**	**7.500**	**7.500**	**7.500**	**7.500**	**7.500**	**6.079**	**4.187**	**3.253**
Mod Durn	**6.712**	**6.013**	**6.013**	**6.013**	**6.013**	**6.013**	**5.056**	**3.661**	**2.917**
Mod Convexity	**0.554**	**0.441**	**0.441**	**0.441**	**0.441**	**0.441**	**0.309**	**0.162**	**0.104**
Principal Window	**Nov10 - Dec12**	**Oct09 - Jan12**	**Oct09 - Jan12**	**Oct09 - Jan12**	**Oct09 - Jan12**	**Oct09 - Jan12**	**Aug08 - Apr10**	**Jan07 - Jan08**	**Apr06 - Nov06**
LIBOR_1MO	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp – 1A20

Banc of America

Balance	$53,875,000.00	Delay	24	WAC(1)	6.073119113
Coupon	5.00000000	Dated	04/01/2003	NET(1)	5.82111911
Settle	04/30/2003	First Payment	05/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-10	4.939	4.924	4.924	4.924	4.924	4.924	4.901	4.848	4.801
100-14	4.917	4.899	4.899	4.899	4.899	4.899	4.872	4.809	4.753
100-18	4.895	4.874	4.874	4.874	4.874	4.874	4.843	4.769	4.705
100-22	4.873	4.849	4.849	4.849	4.849	4.849	4.814	4.730	4.656
100-26	4.852	4.824	4.824	4.824	4.824	4.824	4.785	4.691	4.608
100-30	4.830	4.800	4.800	4.800	4.800	4.800	4.756	4.652	4.560
101-02	**4.808**	**4.775**	**4.775**	**4.775**	**4.775**	**4.775**	**4.727**	**4.613**	**4.512**
101-06	4.787	4.751	4.751	4.751	4.751	4.751	4.699	4.574	4.464
101-10	4.765	4.726	4.726	4.726	4.726	4.726	4.670	4.535	4.416
101-14	4.743	4.701	4.701	4.701	4.701	4.701	4.641	4.496	4.369
101-18	4.722	4.677	4.677	4.677	4.677	4.677	4.612	4.457	4.321
101-22	4.700	4.652	4.652	4.652	4.652	4.652	4.584	4.418	4.273
101-26	4.679	4.628	4.628	4.628	4.628	4.628	4.555	4.380	4.226
WAL	**6.852**	**5.900**	**5.900**	**5.900**	**5.900**	**5.900**	**4.918**	**3.513**	**2.810**
Mod Durn	**5.682**	**5.003**	**5.003**	**5.003**	**5.003**	**5.003**	**4.270**	**3.156**	**2.569**
Mod Convexity	**0.387**	**0.299**	**0.299**	**0.299**	**0.299**	**0.299**	**0.218**	**0.121**	**0.082**
Principal Window	**Jun09 - Nov10**	**Aug08 - Oct09**	**Aug08 - Oct09**	**Aug08 - Oct09**	**Aug08 - Oct09**	**Aug08 - Oct09**	**Nov07 - Aug08**	**Aug06 - Jan07**	**Dec05 - Apr06**
LIBOR_1MO	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp – 1A2

Banc of America

Balance	$100,000,000.00	Delay	24	WAC(1)	6.073119113
Coupon	4.00000000	Dated	04/01/2003	NET(1)	5.82111911
Settle	04/30/2003	First Payment	05/25/2003	WAM(1)	358

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100-30	3.612	3.562	3.562	3.562	3.562	3.562	3.549	3.462	3.382
101-02	3.569	3.513	3.513	3.513	3.513	3.513	3.499	3.403	3.315
101-06	3.526	3.465	3.465	3.465	3.465	3.465	3.449	3.345	3.248
101-10	3.483	3.416	3.416	3.416	3.416	3.416	3.400	3.286	3.181
101-14	3.439	3.368	3.368	3.368	3.368	3.368	3.350	3.227	3.114
101-18	3.396	3.320	3.320	3.320	3.320	3.320	3.300	3.169	3.048
101-22	**3.354**	**3.272**	**3.272**	**3.272**	**3.272**	**3.272**	**3.251**	**3.111**	**2.981**
101-26	3.311	3.224	3.224	3.224	3.224	3.224	3.202	3.053	2.915
101-30	3.268	3.176	3.176	3.176	3.176	3.176	3.152	2.995	2.849
102-02	3.225	3.128	3.128	3.128	3.128	3.128	3.103	2.937	2.782
102-06	3.183	3.080	3.080	3.080	3.080	3.080	3.054	2.879	2.716
102-10	3.140	3.033	3.033	3.033	3.033	3.033	3.005	2.821	2.650
102-14	3.098	2.985	2.985	2.985	2.985	2.985	2.956	2.763	2.585
WAL	**3.109**	**2.750**	**2.750**	**2.750**	**2.750**	**2.750**	**2.669**	**2.236**	**1.946**
Mod Durn	**2.857**	**2.550**	**2.550**	**2.550**	**2.550**	**2.550**	**2.482**	**2.104**	**1.845**
Mod Convexity	**0.117**	**0.093**	**0.093**	**0.093**	**0.093**	**0.093**	**0.087**	**0.061**	**0.047**
Principal Window	**May03 - Nov08**	**May03 - Feb08**	**May03 - Feb08**	**May03 - Feb08**	**May03 - Feb08**	**May03 - Feb08**	**May03 - Aug07**	**May03 - Jun06**	**May03 - Nov05**
LIBOR_1MO	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**	**1.27**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of this material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.

boams0303comp – 2A7

Banc of America

Balance	$46,282,827.80	Delay	0	Index	LIBOR_1MO | 1.32063	WAC(2)	5.586325737
Coupon	10.21561663	Dated	04/25/2003	Mult / Margin	-1.66666666 / 12.416	NET(2)	5.33432574
Settle	04/30/2003	First Payment	05/25/2003	Cap / Floor	12.41666663 / 0.	WAM(2)	178

Price	100 PSA	150 PSA	200 PSA	250 PSA	300 PSA	400 PSA	500 PSA	750 PSA	1000 PSA
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
103-15	9.635	9.569	9.501	9.433	9.365	9.229	9.094	8.769	8.464
103-19	9.607	9.538	9.468	9.398	9.328	9.187	9.047	8.711	8.395
103-23	9.579	9.508	9.436	9.363	9.290	9.145	9.001	8.653	8.326
103-27	9.551	9.478	9.403	9.328	9.253	9.103	8.954	8.595	8.257
103-31	9.523	9.448	9.371	9.294	9.216	9.061	8.907	8.537	8.188
104-03	9.496	9.418	9.339	9.259	9.179	9.019	8.861	8.479	8.120
104-07	**9.468**	**9.388**	**9.306**	**9.224**	**9.142**	**8.977**	**8.814**	**8.421**	**8.052**
104-11	9.440	9.358	9.274	9.190	9.105	8.936	8.768	8.364	7.983
104-15	9.413	9.328	9.242	9.155	9.068	8.894	8.722	8.306	7.915
104-19	9.385	9.298	9.210	9.121	9.031	8.853	8.676	8.249	7.847
104-23	9.358	9.268	9.178	9.086	8.995	8.811	8.630	8.192	7.780
104-27	9.330	9.239	9.146	9.052	8.958	8.770	8.584	8.134	7.712
104-31	9.303	9.209	9.114	9.018	8.921	8.729	8.538	8.077	7.644
WAL	**6.641**	**5.949**	**5.368**	**4.876**	**4.459**	**3.796**	**3.302**	**2.505**	**2.042**
Mod Durn	**4.328**	**3.998**	**3.711**	**3.460**	**3.240**	**2.874**	**2.585**	**2.078**	**1.754**
Mod Convexity	**0.318**	**0.275**	**0.239**	**0.209**	**0.184**	**0.145**	**0.116**	**0.073**	**0.051**
Principal Window	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Feb18**	**May03 - Dec09**
LIBOR_1MO	**1.32063**	**1.32063**	**1.32063**	**1.32063**	**1.32063**	**1.32063**	**1.32063**	**1.32063**	**1.32063**

Yield Curve	Mat	3MO	6MO	1YR	2yr	5YR	10YR	30YR
	Yld	1.106	1.099	1.19	1.537	2.833	3.942	4.954

This Structural Term Sheet, Collateral Term Sheet, or Computational Materials, as appropriate (the "material"), is for your private information and Banc of America Securities LLC (the "Underwriter") is not soliciting any action based upon it. This material is not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal. This material is based on information that the Underwriter considers reliable, but the Underwriter does not represent that it is accurate or complete and it should not be relied upon as such. By accepting this material the recipient agrees that it will not distribute or provide the material to any other person. The information contained in this material may pertain to securities that ultimately are not sold. The information contained in this material may be based on assumptions regarding market conditions and other matters as reflected herein. The Underwriter makes no representation regarding the reasonableness of such assumptions or the likelihood that any of such assumptions will coincide with actual market conditions or events, and this material should not be relied upon for such purposes. The Underwriter and its affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of this material may, from time to time, have long or short positions in, and buy and sell, the securities mentioned therein or derivatives thereof (including options). This material may be filed with the Securities and Exchange Commission (the "SEC") and incorporated by reference into an effective registration statement previously filed with the SEC under Rule 415 of the Securities Act of 1933, including all cases where the material does not pertain to securities that are ultimately offered for sale pursuant to such registration statement. Information contained in this material is current as of the date appearing on this material only. Information in this material regarding any assets backing any securities discussed herein supersedes all prior information regarding such assets. Any information in the material, whether regarding the assets backing any securities discussed herein or otherwise, will be superseded by the information contained in any final prospectus for any securities actually sold to you. This material is furnished solely by the Underwriter and not by the issuer of the securities. The issuer of the securities has not prepared, reviewed or participated in the preparation of this material, is not responsible for the accuracy of this material and has not authorized the dissemination of the material. The Underwriter is acting as underwriter and not acting as agent for the issuer in connection with the proposed transaction.